Exhibit (a)(1)(iv)
Form of Letter from the Company to Stockholders
in Connection with the Company’s Acceptance of Shares
CARLYLE CREDIT SOLUTIONS, INC.
c/o STATE STREET BANK AND TRUST COMPANY
1 Heritage Drive, Mailstop OHD0100
North Quincy, MA 02171
[DATE]
[STOCKHOLDER NAME/ADDRESS]
Dear Stockholder:
This letter serves to inform you that Carlyle Credit Solutions, Inc. (the “Company”) has received and accepted for purchase (subject to proration in the event the Company’s tender offer is oversubscribed) your tender of all or a portion of your shares of common stock, par value $0.01 per share, of the Company.
In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which will be held on your behalf by State Street Bank and Trust Company, the Company’s transfer agent (“Transfer Agent”), entitling you to receive payment(s) in an aggregate amount equal to the net asset value as of June 30, 2025 of the tendered shares accepted by the Company for repurchase, less the 2% “early repurchase fee” for shares issued after July 1, 2024. The Company may use cash on hand, cash available from borrowings and cash from the liquidation of portfolio investments to satisfy its obligations under the Note.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.